UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 46) *

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,220,520
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,220,520
	10.	Shared Dispositive Power 12,084,345
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,304,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,220,520
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,220,520
	10.	Shared Dispositive Power 12,084,345
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,304,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,220,520
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,220,520
	10.	Shared Dispositive Power 12,084,345
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,304,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. The Lampert Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 224,779
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 224,779
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,529,644
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,445,299
	10.	Shared Dispositive Power 12,084,345
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,529,644
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

This Amendment No. 46 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“ESL”), SPE II Partners, LP, a Delaware limited partnership, SPE Master II, LP, a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment to report (i) recent open market sales of Shares by Institutional, ESL, the Foundation and Mr. Lampert; (ii) a distribution of Shares on a pro rata basis by Institutional to its partners, including Mr. Lampert and RBSIM; and (iii) that Institutional and, as a result, RBSIM ceased to beneficially own any Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on June 23, 2015, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	19,304,865	(1)	16.9%	7,220,520		0	7,220,520		12,084,345	(1)
RBS Partners, L.P.	19,304,865	(1)(2)	16.9%	7,220,520	(2)	0	7,220,520	(2)	12,084,345	(1)
ESL Institutional Partners, L.P.	0		0.0%	0		0	0		0
RBS Investment Management, L.L.C.	0	(3)	0.0%	0	(3)	0	0	(3)	0
ESL Investments, Inc.	19,304,865	(1)(4)	16.9%	7,220,520	(4)	0	7,220,520	(4)	12,084,345	(1)
The Lampert Foundation	224,779		0.2%	224,779		0	224,779		0
Edward S. Lampert	19,529,644	(1)(5)(6)	17.1%	19,529,644	(1)(5)(6)	0	7,445,299	(5)(6)	12,084,345	(1)

(1)	This number includes 12,084,345 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 7,220,520 Shares held by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(3)	This number includes any Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.

(4)	This number includes 7,220,520 Shares held by ESL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.

(5)	This number includes 7,220,520 Shares held by ESL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.

(6)	This number includes 224,779 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Institutional and, as a result, RBSIM ceased to beneficially own any Shares on June 22, 2014.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibit is filed as an exhibit hereto:

Exhibit	Description of Exhibit

99.10	Joint Filing Agreement (incorporated by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed May 12, 2015).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2015	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.10	Joint Filing Agreement (incorporated by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed May 12, 2015).

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	5/12/2015	Open Market Sales		107,095	$63.06	(1)
ESL Institutional Partners, L.P.	5/12/2015	Open Market Sales		34	$63.06	(1)
ESL Partners, L.P.	5/12/2015	Open Market Sales		61,933	$63.06	(1)
The Lampert Foundation	5/12/2015	Open Market Sales		1,968	$63.06	(1)
Edward S. Lampert	5/19/2015	Open Market Sales		11,837	$63.08	(2)
ESL Institutional Partners, L.P.	5/19/2015	Open Market Sales		6	$63.08	(2)
ESL Partners, L.P.	5/19/2015	Open Market Sales		16,974	$63.08	(2)
The Lampert Foundation	5/19/2015	Open Market Sales		335	$63.08	(2)
Edward S. Lampert	6/9/2015	Open Market Sales		83,381	$64.18	(3)
ESL Institutional Partners, L.P.	6/9/2015	Open Market Sales		45	$64.18	(3)
ESL Partners, L.P.	6/9/2015	Open Market Sales		140,134	$64.18	(3)
The Lampert Foundation	6/9/2015	Open Market Sales		2,603	$64.18	(3)
Edward S. Lampert	6/10/2015	Open Market Sales		173,600	$64.23	(4)
ESL Institutional Partners, L.P.	6/10/2015	Open Market Sales		75	$64.23	(4)
ESL Partners, L.P.	6/10/2015	Open Market Sales		194,659	$64.23	(4)
The Lampert Foundation	6/10/2015	Open Market Sales		4,288	$64.23	(4)
Edward S. Lampert	6/11/2015	Open Market Sales		48,143	$64.25	(5)
ESL Institutional Partners, L.P.	6/11/2015	Open Market Sales		20	$64.25	(5)
ESL Partners, L.P.	6/11/2015	Open Market Sales		47,915	$64.25	(5)
The Lampert Foundation	6/11/2015	Open Market Sales		1,119	$64.25	(5)
Edward S. Lampert	6/17/2015	Open Market Sales		4,811	$63.73	(6)
ESL Institutional Partners, L.P.	6/17/2015	Open Market Sales		10	$63.73	(6)
ESL Partners, L.P.	6/17/2015	Open Market Sales		43,225	$63.73	(6)
The Lampert Foundation	6/17/2015	Open Market Sales		559	$63.73	(6)

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	6/18/2015	Open Market Sales		93,972	$63.64	(7)
ESL Institutional Partners, L.P.	6/18/2015	Open Market Sales		39	$63.64	(7)
ESL Partners, L.P.	6/18/2015	Open Market Sales		98,859	$63.64	(7)
The Lampert Foundation	6/18/2015	Open Market Sales		2,246	$63.64	(7)
Edward S. Lampert	6/19/2015	Open Market Sales		292,218	$63.03	(8)
ESL Institutional Partners, L.P.	6/19/2015	Open Market Sales		92	$63.03	(8)
ESL Partners, L.P.	6/19/2015	Open Market Sales		157,716	$63.03	(8)
The Lampert Foundation	6/19/2015	Open Market Sales		5,239	$63.03	(8)
ESL Institutional Partners, L.P.	6/22/2015	Pro Rata Distribution to its partners		3,948	$0
RBS Investment Management, L.L.C.	6/22/2015	Acquisition from ESL Institutional Partners, L.P. as a result of a Pro Rata Distribution	780		$0
Edward S. Lampert	6/22/2015	Acquisition from ESL Institutional Partners, L.P. as a result of a Pro Rata Distribution	1,498		$0
RBS Investment Management, L.L.C.	6/22/2015	Pro Rata Distribution		780	$0
Edward S. Lampert	6/22/2015	Acquisition from RBS Investment Management, L.L.C. as a result of a Pro Rata Distribution	780		$0
Edward S. Lampert	6/22/2015	Open Market Sales		61,454	$63.14	(9)
ESL Partners, L.P.	6/22/2015	Open Market Sales		48,158	$63.14	(9)
The Lampert Foundation	6/22/2015	Open Market Sales		1,276	$63.14	(9)

(1)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $62.90 to $63.13 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(2)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.00 to $63.15 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.95 to $64.64 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(4)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $64.08 to $64.40 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(5)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $64.00 to $64.50 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(6)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.60 to $63.91 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(7)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.55 to $63.75 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(8)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.00 to $63.12 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(9)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.00 to $63.28 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.